UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of                   October                                ,2003
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                          Knightsbridge Tankers Limited
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                 (Translation of registrant's name into English)


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       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                     Form 20-F  X               Form 40-F
                              -----                      -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes                   No  X
                                  -----                 -----


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1, is a copy of the Press Release to Shareholders of Knightsbridge Tankers Ltd. (the "Company") dated October 27, 2003.

FOR IMMEDIATE RELEASE

                          KNIGHTSBRIDGE TANKERS LIMITED
                     Special General Meeting of Shareholders

Hamilton, Bermuda, October 27, 2003: Knightsbridge Tankers Limited (the "Company") (Nasdaq NM: VLCCF) today announced the results of the Company's reconvened Special General Meeting of Shareholders that had been adjourned to October 24, 2003 from September 26, 2003. Based on the official report of the voting on Proposal 1, the shareholders have decided to continue the Company in business and not to sell the Company's vessels and distribute the proceeds to the shareholders.

While a significant majority of the shareholders voted in favor of Proposal 2, to amend the Company's bye-laws to remove the current restrictions on the Company's business activities, the proposal has not gained the required affirmative vote of holders of two-thirds of the Company's outstanding shares required for bye-law amendments. Accordingly, while the Company will continue in business, the bye-laws of the Company will remain unamended.

The Board of Directors does not expect the outcome of this vote to amend the Company's bye-laws to have a materially negative impact on the Company's operations in the short-term. The Board of Directors will now evaluate the options available to the Company with respect to future operations following the expiration of the existing bareboat charters with Shell International Petroleum Company Limited ("Shell International"). These bareboat charters to Shell will expire for all five VLCC's, in accordance with their terms, on or about February 27, 2004, subject to the right of Shell International to extend each charter by up to 90 days. To the extent any future offer or proposal requires a bye-law amendment, the Board expects that it would submit such bye-law amendment to the shareholders along with such offer or proposal.

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Knightsbridge desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions,
including  without  limitation,   our  management's  examination  of  historical
operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in Knightsbridge's operating expenses, including bunker prices, drydocking and insurance costs, the market for Knightsbridges vesssels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by Knightsbridge with the Securities and Exchange Commission.

Hamilton, Bermuda, October 27, 2003

Contact:    Knightsbridge Tankers Limited               Ola Lorentzon
            Investor Relations                          +47 90074285
                                                        Kate Blankenship
                                                        +1 (441) 295-0182

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                            Knightsbridge Tankers Limited
                                            -----------------------------
                                                    (Registrant)




Date   October 27, 2003                   By  /s/ Kate Blankenship
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                                                   Kate Blankenship
                                                     Secretary




01655.0002 #438053